SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or Section 13(e)(1)

of the Securities Exchange Act of 1934

BROADWING CORPORATION

(Name of Subject Company (issuer))

BROADWING CORPORATION

(Issuer)

LEVEL 3 COMMUNICATIONS, INC.

(Affiliate of Issuer)

(Name of Filing Person (identifying status as offeror, issuer or other person))

3.125% Convertible Senior Debentures due 2026

(Title of Class of Securities)

CUSIP Numbers 11161EAB7; 11161EAA9

(CUSIP Number of Class of Securities)

Thomas C. Stortz, Esq.

Executive Vice President and Chief Legal Officer

1025 Eldorado Boulevard

Broomfield, Colorado 80021

(720) 888-1000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

John S. D’Alimonte, Esq.

David K. Boston, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019

(212) 728-8000

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee
$181,312,500	$19,400.44

*	For the purpose of calculating the filing fee only, this amount represents the maximum aggregate purchase price payable in connection with a designated event repurchase offer for the 3.125% Convertible Senior Debentures due 2026 pursuant to the applicable indenture, calculated as the sum of (a) $180,000,000, representing 100% of the principal amount of the debentures outstanding, plus (b) $1,312,500, representing accrued and unpaid interest on the debentures through February 8, 2007, the day prior to the currently anticipated repurchase date.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check	the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

Pursuant to the terms of and subject to the conditions set forth in the Indenture, dated as of May 16, 2006 (the “Indenture”), by and among Broadwing Corporation (“Broadwing”), the guarantors party thereto and The Bank of New York Trust Company, National Association (as successor in interest to J.P. Morgan Trust Company, National Association), as Trustee (the “Trustee”), as amended by the First Supplemental Indenture, dated as of January 3, 2007, by and among Broadwing, the Guarantors, Level 3 Communications, Inc. (“Level 3”) and the Trustee, and the Second Supplemental Indenture, dated as of January 3, 2007, by and among Broadwing, the Guarantors, Level 3, Level 3 Colorado, Inc. (“Sister Subsidiary”) and the Trustee, this Tender Offer Statement on Schedule TO (“Schedule TO”) is filed by Broadwing with respect to the right of each holder of Broadwing’s 3.125% Convertible Senior Debentures due 2026 (the “Debentures”) to sell to Broadwing, and the obligation of Broadwing to repurchase from each holder who exercises this right, the Debentures pursuant to the terms and conditions of the Notice of Designated Event and Offer to Purchase dated January 12, 2007 (as may be amended or supplemented from time to time, the “Offer to Purchase”) attached hereto as Exhibit (a)(1), the Indenture and the Debentures (the “Offer”). A Designated Event (as defined in the Indenture) with respect to Broadwing occurred on January 3, 2007 as a result of the merger of Broadwing with a wholly owned subsidiary of Level 3 (the “Merger”). As a result of the Merger, the Debentures are convertible into the Merger consideration, which consists of shares of Level 3 common stock and cash.

The Offer will expire at 11:59 p.m., Eastern time, on Friday, February 9, 2007, unless extended or earlier terminated pursuant to a requirement of applicable law. This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

All of the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 11 in this Schedule TO except for those Items as to which information is specifically provided herein.

ITEM 12. EXHIBITS.

(a)(1)(i)	Notice of Designated Event and Offer to Purchase dated January 12, 2007.

(a)(1)(ii)	Letter of Transmittal

(a)(5)(i)	Press Release dated January 12, 2007.

(d)(1)	Indenture dated as of May 16, 2006, by and among Broadwing Corporation, the guarantors party thereto and The Bank of New York Trust Company, National Association (as successor in interest to J.P. Morgan Trust Company, National Association), as Trustee (Incorporated by reference to Broadwing Corporation’s Current Report on Form 8-K dated May 16, 2006).

(d)(2)	Supplemental Indenture dated as of January 3, 2007, by and among Broadwing Corporation, the guarantors party thereto, Level 3 Communications, Inc. and The Bank of New York Trust Company, National Association (as successor in interest to J.P. Morgan Trust Company, National Association), as Trustee, relating to Broadwing Corporation’s 3.125% Convertible Senior Debentures due 2026 (Incorporated by reference to the Form S-3 of Level 3 Communications, Inc. and Broadwing Corporation filed with the Securities and Exchange Commission on January 8, 2007).

(d)(3)	Supplemental Indenture dated as of January 3, 2007, by and among Broadwing Corporation, the guarantors party thereto, Level 3 Communications, Inc., Level 3 Colorado, Inc. and The Bank of New York Trust Company, National Association (as successor in interest to J.P. Morgan Trust Company, National Association), as Trustee, relating to Broadwing Corporation’s 3.125% Convertible Senior Debentures due 2026 (Incorporated by reference to the Form S-3 of Level 3 Communications, Inc. and Broadwing Corporation filed with the Securities and Exchange Commission on January 8, 2007).

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 12, 2007	BROADWING CORPORATION

	By:	/s/ THOMAS C. STORTZ
	Name:	Thomas C. Stortz
	Title:	Executive Vice President, Chief Legal Officer and Secretary

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 12, 2007	LEVEL 3 COMMUNICATIONS, INC.

	By:	/s/ THOMAS C. STORTZ
	Name:	Thomas C. Stortz
	Title:	Executive Vice President & Chief Legal Officer

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION
(a)(1)(i)	Notice of Designated Event and Offer to Purchase dated January 12, 2007.

(a)(1)(ii)	Letter of Transmittal

(a)(5)(i)	Press Release dated January 12, 2007.

(d)(1)	Indenture dated as of May 16, 2006, by and among Broadwing Corporation, the guarantors party thereto and The Bank of New York Trust Company, National Association (as successor in interest to J.P. Morgan Trust Company, National Association), as Trustee (Incorporated by reference to Broadwing Corporation’s Current Report on Form 8-K dated May 16, 2006).

(d)(2)	Supplemental Indenture dated as of January 3, 2007, by and among Broadwing Corporation, the guarantors party thereto, Level 3 Communications, Inc. and The Bank of New York Trust Company, National Association (as successor in interest to J.P. Morgan Trust Company, National Association), as Trustee, relating to Broadwing Corporation’s 3.125% Convertible Senior Debentures due 2026 (Incorporated by reference to Form S-3 of Level 3 Communications, Inc. and Broadwing Corporation filed with the Securities and Exchange Commission on January 8, 2007).

(d)(3)	Supplemental Indenture dated as of January 3, 2007, by and among Broadwing Corporation, the guarantors party thereto, Level 3 Communications, Inc., Level 3 Colorado, Inc. and The Bank of New York Trust Company, National Association (as successor in interest to J.P. Morgan Trust Company, National Association), as Trustee, relating to Broadwing Corporation’s 3.125% Convertible Senior Debentures due 2026 (Incorporated by reference to the Form S-3 of Level 3 Communications, Inc. and Broadwing Corporation filed with the Securities and Exchange Commission on January 8, 2007).